Exhibit 99.1

Jaguar Mining Inc.

Condensed Interim Consolidated Financial Statements

As at and for the three and nine months ended

September 30, 2014 and 2013

(Unaudited)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at September 30, 2014 and December 31, 2013

(Unaudited and expressed in thousands of US dollars)

		September 30,	December 31,
		2014	2013
ASSETS
Current assets
Cash and cash equivalents		$19,104	$9,015
Inventories	Note 4	20,969	23,080
Recoverable taxes and other receivables	Note 5	2,898	3,985
Other accounts receivable		4,436	6,759
Prepaid expenses and advances		1,870	1,288
Derivatives		48	508
Total Current Assets		49,325	44,635
Non-current assets
Property, plant and equipment	Note 6	148,785	155,952
Mineral exploration projects	Note 7	68,498	67,885
Recoverable taxes and other receivables	Note 5	25,554	25,220
Other assets		1,194	1,096
Total assets		$293,356	$294,788

LIABILITIES AND EQUITY
Current liabilities
Accounts payable and accrued liabilities	Note 8	$17,590	$24,651
Notes payable	Note 9	29,375	316,076
Current tax liability		4,235	11,642
Reclamation provisions	Note 10	1,376	826
Option component of Renvest Credit Facility		50	-
Other provisions and liabilities	Note 11	8,379	7,985
Total Current Liabilities		61,005	361,180
Non-current liabilities
Notes payable	Note 9	10,973	5,911
Deferred income taxes		7,427	6,350
Other taxes payable		8,092	-
Reclamation provisions	Note 10	13,758	14,844
Other liabilities		70	62
Total liabilities		$101,325	$388,347

EQUITY
Capital Stock		434,465	371,077
Stock options	Note 12(b)	351	917
Deferred shares units	Note 12(c)	807	-
Contributed surplus		18,666	17,638
Deficit		(262,306)	(483,699)
Hedging Reserve	Note 12(d)	48	508
Total equity		192,031	(93,559)
Contingencies and commitments	Note 16
Total liabilities and equity		$293,356	$294,788

Going Concern and Recapitalization Plan	Note 2

On behalf of the Board:

(signed) “Richard Falconer”	(signed) “George M. Bee”

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Jaguar Mining Inc. | 1

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

For the three and nine months ended September 30, 2014 and 2013

(Unaudited and expressed in thousands of US dollars)

		Three Months Ended September 30,		Nine Months Ended September 30,
		2014	2013	2014	2013

Gold Sales		$29,015	$32,082	$90,596	$105,679
Production costs	Note 14	(22,312)	(20,451)	(66,923)	(67,231)
Depletion and amortization		(7,728)	(8,135)	(23,743)	(24,235)
Gross profit		(1,025)	3,496	(70)	14,213

Exploration and evaluation costs		96	160	217	761
Care & maintenance costs (Paciencia mine)		510	487	1,636	1,940
Stock-based compensation		479	55	1,224	346
General and administration expenses		3,488	3,370	10,561	11,503
Restructuring fees		340	264	10,306	1,129
Amortization		266	281	804	861
Adjustment to legal provisions and VAT taxes	Note 15	(3,142)	769	4,582	4,763
Impairment charges		-	-	-	46,834
Other expenses		927	617	3,679	1,208
Operating profit (loss)		(3,989)	(2,507)	(33,079)	(55,132)

Foreign exchange loss		2,186	304	86	3,017
Financial instruments gain	Note 17	(287)	(270)	(265,862)	(4,913)
Finance costs		1,551	9,084	8,755	26,221
Other non-operating expenses (recoveries)		(198)	516	(461)	1,972
Income (loss) before income taxes		(7,241)	(12,141)	224,403	(81,429)
Current income tax expense		321	818	1,652	1,819
Deferred income tax recovery		1,929	233	1,358	(413)
Total income tax expense		2,250	1,051	3,010	1,406
Net income (loss)		$(9,491)	$(13,192)	$221,393	$(82,835)
Other comprehensive loss		344	-	(745)	-
Total comprehensive income (loss)		$(9,147)	$(13,192)	$220,648	$(82,835)

Earnings per share	Note 13
Income (loss) per share
Basic		$(0.09)	$(13.19)	$3.36	$(83.72)
Diluted		$(0.09)	$(13.19)	$3.25	$(83.72)
Weighted average shares outstanding
Basic		111,111,038	999,927	65,937,021	989,461
Diluted		111,111,038	999,927	68,149,314	989,461

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three and nine months ended September 30, 2014 and 2013

(Unaudited and expressed in thousands of US dollars)

		Three Months Ended September 30,		Nine Months Ended September 30,
(Unaudited and expressed in thousands of US dollars		2014	2013	2014	2013
OPERATING ACTIVITIES
Net loss for the period		$(9,491)	$(13,192)	$221,393	$(82,835)
Adjusted for non-cash items
Unrealized foreign exchange (gain) loss		3,212	(612)	294	(148)
Stock-based compensation expense		479	50	1,224	331
Interest expense		1,122	8,640	7,424	24,886
Reclamation expense (accretion)		432	444	1,331	1,336
Deferred income taxes recovery		1,929	233	1,358	(413)
Depletion and amortization		7,994	8,416	24,547	25,096
Provision and loss on disposition of PPE		-	710	53	2,934
Write-down of inventory		214	-	2,190	-
Impairment of properties		-	-	-	46,834
Provision for VAT and other taxes	Note 5	(3,990)	-	774	-
Gain on debt forgiveness		-	-	(265,566)	-
Loss on Renvest ammendment		-	-	400	-
Unrealized gain on derivatives		-	-	-	43
Unrealized gain on option component of convertible note		(289)	(213)	(297)	(4,376)
Reclamation expenditure		(100)	(198)	(497)	(281)
		1,512	4,278	(5,372)	13,407
Adjusted for changes in working capital
Accounts receivable		-	1,025	-	-
Inventory		761	221	(1,905)	2,091
Other accounts receivable		(164)	1,601	2,323	619
Recoverable taxes		(113)	(200)	(892)	4,175
Prepaid expenses and sundry assets		(208)	(24)	(789)	(1,310)
Accounts payable and accrued liabilities		(812)	(1,808)	176	(6,639)
Taxes payable		168	877	684	1,195
Other provisions		(1,396)	(896)	398	2,553
Deferred compensation liabilities		(1)	(2)	-	(79)
Net cash provided by (used in) operating activities		(253)	5,072	(5,377)	16,012

FINANCING ACTIVITIES
Share issuance		-	-	50,000	-
Repayment of debt		(18,361)	(13,049)	(28,961)	(26,735)
Increase in debt		14,834	5,478	14,834	45,990
Decrease in restricted cash		-	-	109	500
Interest paid		(1,083)	(4,307)	(3,921)	(12,785)
Other liabilities		(3)	1	13	(23)
Net cash provided by (used in) financing activities		(4,613)	(11,877)	32,074	6,947

INVESTING ACTIVITIES
Mineral exploration projects		(118)	(123)	(526)	(831)
Purchase of property, plant and equipment		(7,363)	(4,668)	(16,514)	(18,548)
Proceeds from disposition of property, plant and equipment		208	339	464	820
Net cash provided by (used in) investing activities		(7,273)	(4,452)	(16,576)	(18,559)

Effect of exchange rate changes on cash and cash equivalents		(71)	395	(32)	(57)
Net increase (decrease) in cash and cash equivalents		(12,210)	(10,862)	10,089	4,343
Cash and cash equivalents at the beginning of period		31,314	29,061	9,015	13,856
Cash and cash equivalents at the end of period		$19,104	$18,199	$19,104	$18,199

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the nine months ended September 30, 2014 and 2013

(Unaudited and expressed in thousands of US dollars)

		Capital Stock
		Common Shares		Stock Options		Deferred Shares Units		Total Capital Stock		Contributed		Hedging
		Shares	Amount	Options	Amount	Units	Amount	Units	Amount	Surplus	Deficit	Reserve[1]	Total Equity

Balance as at January 1, 2013		84,409,648	$370,043	1,836,250	$2,137	-	-	86,245,898	$372,180	$16,015	(234,392)	-	$153,803
Shares issued	Note 12(a)	1,968,708	$1,034	-	-	-	-	1,968,708	1,034	-	-	-	1,034
Stock options issued		-	-	277,778	360	-	-	277,778	360	-	-	-	360
Vested options forfeited		-	-	(70,000)	(231)	-	-	(70,000)	(231)	231	-	-	-
Vested options expired upon termination		-	-	(440,000)	(1,392)	-	-	(440,000)	(1,392)	1,392	-	-	-
Net loss		-	-	-	-	-	-	-	-	-	(82,835)	-	(82,835)
Balance as at September 30, 2013		86,378,356	$371,077	1,604,028	$874	-	$-	87,982,384	$371,951	$17,638	$(317,227)	$-	$72,362

Balance as at January 1, 2014		86,396,356	371,077	1,604,028	917	-	-	88,000,384	$371,994	$17,638	$(483,699)	$508	$(93,559)
Share consolidation	Note 2	(85,396,429)	-	-	-	-	-	(85,396,429)	-	-	-	-	-
Shares issued	Note 2	110,111,111	77,591	-	-	-	-	110,111,111	77,591	-	-	-	77,591
Shares issued cost			(14,203)					-	(14,203)				(14,203)
Units cancelled	Note 12(b)	-	-	(1,604,028)	(917)	-	-	(1,604,028)	(917)	1,028	-	-	111
Stock options issued	Note 12(b)	-	-	1,994,735	351	-	-	1,994,735	351	-	-	-	351
Deferred shares units	Note 12(c)	-	-	-	-	1,600,566	807	1,600,566	807	-	-	-	807
Realized loss on statement of operations		-	-	-	-	-	-	-	-	-	-	285	285
Other comprehensive loss												(745)	(745)
Net income		-	-	-	-	-	-	-	-	-	221,393	-	221,393
Balance as at September 30, 2014		111,111,038	$434,465	1,994,735	$351	1,600,566	$807	114,706,339	$435,623	$18,666	$(262,306)	$48	$192,031

1. Hedging reserve Note 12(d)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2014 and 2013

(Unaudited and tabular dollar amounts in thousands of US dollars, except per share amounts)

1.	Nature of business and basis of preparation:

Jaguar Mining Inc. (the “Company” or “Jaguar”) is a corporation continued under the Business Corporations Act (Ontario) engaged in the acquisition, exploration, development and operation of gold producing properties in Brazil. The address of the Company’s registered office is 67 Yonge Street, Suite 1203, Toronto, Ontario, M5E 1J8, Canada.

These condensed interim consolidated financial statements of the Company as at and for the three and nine months ended September 30, 2014 include the accounts of the Company and its wholly-owned subsidiaries: Mineração Serras do Oeste Ltda. (“MSOL”), Mineração Turmalina Ltda. (“MTL”) and MCT Mineração Ltda. (“MCT”). All significant intercompany accounts and transactions have been eliminated on consolidation.

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). These condensed interim consolidated financial statements do not include all annual disclosures as required by International Financial Reporting Standards (“IFRS”) and should be read in connection with the Company’s December 31, 2013 audited annual financial statements.

The condensed interim consolidated financial statements were authorized for issue by the Board of Directors on November 11, 2014.

2.	Going Concern and Recapitalization Plan - CCAA Proceedings

These condensed interim consolidated financial statements have been prepared on a going concern basis which assumes that the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business as they become due.

The Company has reported an operating loss for both the three and nine months period ended September 30, 2014. The Company considers that the near term economic outlook presents challenges in terms of commodity prices as well as input costs. Whilst the Company has instituted measures to preserve cash, improve operations and is seeking to secure additional financing, these circumstances create uncertainties over future results and cash flows.

The Company had a working capital deficiency of $11.7 million as at September 30, 2014. The Company will need to obtain additional financing in order to meet its near-term operating cash requirements, debt payments and sustaining capital expenditures. There is no assurance that the Company’s financing initiatives will be successful or sufficient.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current operations or exploration programs will result in profitable mining operations. This fact, along with the factors discussed in the preceding paragraphs results in a material uncertainty that casts doubt as to the Company’s ability to continue to operate as a going concern. The recoverability of the carrying value of property, plant and equipment and mineral exploration projects is dependent upon the success of the above operating, exploration and financing activities and the future gold price. Changes in future conditions could require material write-downs of the carrying value of property, plant and equipment and mineral exploration projects.

If the going concern assumption was not appropriate for these consolidated financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses, and the statement of financial position classifications used, and such adjustments could be material.

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NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2014 and 2013

(Unaudited and tabular dollar amounts in thousands of US dollars, except per share amounts)

On November 13, 2013, the Company and its subsidiaries entered into a support agreement (as amended, the “Support Agreement”) with holders (the “Noteholders”) of approximately 81% of its $165.0 million 4.5% Senior Unsecured Convertible Notes due November 1, 2014 (“4.5% Convertible Notes”) and 82% of its $103.5 million 5.5% Senior Unsecured Convertible Notes due March 31, 2016 (together with the 4.5% Convertible Notes, the “Notes” – see Note 9) to effect a recapitalization and financing transaction that would eliminate approximately $268.5 million of the Company’s outstanding indebtedness by exchanging the Notes for common shares of Jaguar and inject approximately $50.0 million into the Company by way of a backstopped share offering (the “Share Offering”) by the Noteholders pursuant to a backstop agreement dated November 13, 2013 (as amended, the “Backstop Agreement”) between the Company, its subsidiaries and certain Noteholders. Additional Noteholders signed consent agreements to the Support Agreement such that as of November 26, 2013, holders of approximately 93% of the Notes had signed the Support Agreement or a consent agreement thereto.

On December 23, 2013, the Company filed for creditor protection (the “CCAA Proceedings”) under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) in the Ontario Superior Court of Justice (Commercial List) (the “Court”). The CCAA Proceedings were commenced in order to implement a recapitalization transaction as contemplated in the Support Agreement through a plan of compromise and arrangement (as amended, supplemented or restated from time to time, the “CCAA Plan”). The Court granted an Initial Order, Claims Procedure Order and Meeting Order, each dated December 23, 2013.

The Claims Procedure Order provided for, among other things, the establishment of a claims procedure for the identification, quantification and determination of certain claims against the Company. Pursuant to the Meeting Order, Jaguar was authorized to call a meeting (the “Meeting”) of Affected Unsecured Creditors (as defined in the CCAA Plan) to consider and, if deemed advisable, to pass a resolution approving the CCAA Plan. The Meeting was held on January 31, 2014 and the CCAA Plan was approved by 100% of the Affected Unsecured Creditors that voted, in person or by proxy, at the Meeting. Following the Meeting, Jaguar obtained an order from the Court on February 6, 2014 sanctioning the CCAA Plan.

Thereafter, on April 22, 2014, the Company successfully implemented the CCAA Plan. Based on the CCAA Plan a series of steps leading to an overall capital reorganization of Jaguar were implemented. These steps included:

•	The common shares of the Company issued and outstanding immediately prior to the implementation of the CCAA Plan were consolidated at a ratio of one (1) post-consolidation common share for each 86.39636 pre-consolidation common shares (the “Consolidation”);

•	The Noteholders and certain other Affected Unsecured Creditors of the Company with proven claims received their pro-rata share of 14,000,000 common shares of the Company in exchange for their Notes and in satisfaction of their claims, respectively, and Noteholders who signed the Support Agreement, or a consent agreement thereto, as of November 26, 2013, received their pro rata share of an additional 5,000,000 common shares of the Company in exchange for their Notes. Pursuant to the CCAA Plan, the Notes (and the indentures under which such Notes were issued) have been irrevocably and finally cancelled and all unsecured claims of certain affected unsecured creditors of the Company are fully and finally released;

•	Noteholders who participated in the Share Offering purchased up to their pro rata share of 70,955,797 common shares of the Company (collectively, the “Offering Shares”) and such Noteholders received their pro-rata share of 9,044,203 common shares of the Company (the “Accrued Interest Offering Shares”) in exchange for their Notes;

•	Noteholders who backstopped the Share Offering pursuant to the Backstop Agreement purchased their pro-rata share (based on their backstop commitments) of the Offering Shares not subscribed for under the Share Offering and received their pro rata share of an additional 11,111,111 common shares of the Company (the “Backstopped Commitment Shares”) in exchange for their Notes.

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NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2014 and 2013

(Unaudited and tabular dollar amounts in thousands of US dollars, except per share amounts)

The gain on debt extinguishment resulting from implementing the CCAA Plan is summarized as follows:

Extinguishment of principal portion of the Notes (Note 9(a)(b))	$268,500
Extinguishment of interest accrued on the Notes	10,454
Fair value of 19,000,000 common shares issued in exchange for extinguishment of the Notes	(13,388)
Gain on debt extinguishment	$265,566

In connection with the CCAA Plan, the Company negotiated amendments to certain terms of the Renvest Credit Facility (as defined in Note 9(c)). The Facility amendments provide among other things the following key changes:

•	the maturity date of the Facility was extended to December 31, 2015 from July 25, 2014;

•	mandatory repayments of $1.0 million of principal amount plus accrued and unpaid interest shall be made each month from and including July 2014 to and including November 2015, with the balance of all outstanding obligations to be repaid on December 31, 2015;

•	the Lender shall have a right to convert up to $5.0 million of the outstanding obligations under the Facility into equity at a specified conversion price (subject to certain anti-dilution protections); and

•	existing breaches, defaults and events of default under the Facility were waived by the Lender.

In connection with the above amendments, the Company agreed to repay immediately to the Lender $10.0 million on account of the outstanding obligations under the Facility and the Lender waived its rights under the Facility to receive any portion of the net proceeds of the Share Offering, with the exception of the agreed upon $10.0 million repayment described above.

3.	Significant accounting policies:

The accounting policies applied in these condensed interim consolidated financial statements are consistent with those used in the Company’s annual audited consolidated financial statements for the year ended December 31, 2013, with the exception of the following standards and interpretations adopted in 2014:

a)	Accounting policies adopted in 2014:

•	IFRIC 21 – Levies (“IFRIC 21”) - In May 2013, the IFRS Interpretations Committee (IFRIC), with the approval of the IASB, issued IFRIC 21 – Levies. IFRIC 21 provides guidance on when to recognize a liability to pay a levy imposed by government that is accounted for in accordance with IAS 37 – Provisions, Contingent Liabilities and Contingent Assets. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014, and is to be applied retrospectively. The adoption of IFRIC 21 had no material impact on the Company’s unaudited condensed interim consolidated financial statements.

•	IAS 32 – Offsetting of Financial Instruments (“IAS 32”) - The amendments to IAS 32, Financial Instruments: Presentation, clarify the criteria that should be considered in determining whether an entity has a legally enforceable right of set off in respect of its financial instruments. Amendments to IAS 32 are applicable to annual periods beginning on or after January 1, 2014, with retrospective application required. There was no material impact on the Company’s unaudited condensed interim consolidated financial statements upon adoption of these amendments.

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NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2014 and 2013

(Unaudited and tabular dollar amounts in thousands of US dollars, except per share amounts)

•	IAS 36 - Impairments of Assets (“IAS 36”) was amended by the IASB in May 2013 to clarify the requirements to disclose the recoverable amounts of impaired assets and require additional disclosures about the measurement of impaired assets when the recoverable amount is based on fair value less costs of disposal, including the discount rate when a present value technique is used to measure the recoverable amount. There was no impact on the Company’s unaudited condensed interim consolidated financial statements upon adoption of these amendments.

b)	Future accounting policy changes issued but not yet in effect:

The following are new pronouncements approved by the IASB. The following new standards are not yet effective and have not been applied in preparing these financial statements, however, they may impact future periods.

IFRS 9 Financial Instruments - In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments, bringing together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement. The mandatory effective date of IFRS 9 would be annual periods beginning on or after January 1, 2018, with early adoption permitted. The impact of IFRS 9 on the Company’s financial instruments has not yet been determined.

IFRS 15 Revenue from Contracts with Customers was issued by IASB in May 2014. It specifies how and when an IFRS reporter will recognize revenue as well as requiring such entities to provide users of financial statements with more informative, relevant disclosures. The standard provides a single, principles based five-step model to be applied to all contracts with customers. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2017. The impact of IFRS 15 on the Company’s consolidated financial statements has not yet been determined.

4.	Inventory:

Inventory is composed of the following:

	September 30,	December 31,
	2014	2013
Raw material	$2,535	$2,852
Mine operating supplies	9,381	7,456
Ore in stockpiles	332	871
Gold in process	3,891	6,323
Unrefined gold at refinery	2,475	3,533
Finished goods	2,355	2,045
Total Inventory	$20,969	$23,080

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
Inventory amounts recorded in production costs	$22,595	$21,138	$69,319	$64,858

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NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2014 and 2013

(Unaudited and tabular dollar amounts in thousands of US dollars, except per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
Inventory write down	$(214)	$(29)	$(2,190)	$(2,153)

5.	Recoverable taxes:

	December 31, 2013	Additions	Sale of credits	Applied to taxes payable	Foreign exchange	September 30, 2014
Value added taxes and other[1]	$43,641	$5,287	$-	$(4,345)	$(1,691)	$42,892
Provision for VAT and other[2]	(26,701)	(774)	-	-	-	(27,475)
Net VAT and other taxes	$16,940	$4,513	$-	$(4,345)	$(1,691)	$15,417
ICMS[3]	$14,527	$3,079	$(637)	$(960)	$(1,026)	$14,983
Reserve for ICMS[3]	(2,262)	195	-	-	119	(1,948)
Net ICMS	$12,265	$3,274	$(637)	$(960)	$(907)	$13,035
Total recoverable taxes	$29,205	$7,787	$(637)	$(5,305)	$(2,598)	$28,452

Less: current portion	3,985					2,898
Non-current portion	$25,220					$25,554

Receivable from sales of ICMS tax credits [4]	$5,866					$2,013

1)	The Company is required to pay certain taxes in Brazil that are based on purchases of consumables and property, plant and equipment. These taxes are recoverable from the Brazilian tax authorities through various methods, including as cash refund or as a credit against current taxes payable.

2)	The Company recorded a provision against its recoverable taxes given limited methods available to recover such taxes and the length of time it will take to recover such taxes. The provision reduces the net carrying amount of value added taxes and other taxes to their estimated present value based on the manner and timing of expected recovery, discounted at a rate of 10.9% (Brazilian Central Bank’s overnight rate, ie Brazilian Selic rate).

3)	ICMS – Imposto sobre circulação de mercadorias e prestação de serviços is a type of value added tax which can either be sold to other companies (usually at a discount rate of approximately 13%) or be used to purchase specified machinery and equipment. The ICMS credits can only be realized in the state where they were generated; in the case of Jaguar, in the State of Minas Gerais, Brazil.

4)	Recorded as part of Other accounts receivable is $2.0 million related to receivable from ICMS tax credits sold to other companies (December 31, 2013 - $5.9 million).

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NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2014 and 2013

(Unaudited and tabular dollar amounts in thousands of US dollars, except per share amounts)

6.	Property, plant and equipment (“PP&E”):

	Plant	Vehicles	Equipment	Leasehold[1]	CIP[2]	Mining properties	Total
Cost
Balance as at January 1, 2014	$15,717	$13,793	$230,879	$2,380	$3,150	$333,731	$599,650
Additions	1	202	2,983	-	1,481	11,403	16,070
Disposals	-	(369)	(717)	-	-	-	(1,086)
Reclassify within PPE	40	-	590	-	(630)	-	-
Balance as at September 30, 2014	$15,758	$13,626	$233,735	$2,380	$4,001	$345,134	$614,634

Balance as at January 1, 2013	$15,680	$13,634	$232,442	$2,364	$2,393	$318,470	$584,983
Additions	19	156	2,199	16	3,421	15,261	21,072
Disposals	-	(131)	(8,088)	-	(397)	-	(8,616)
Transfer from assets held for sale	-	134	1,680	-	397	-	2,211
Reclassify within PPE	18	-	2,646	-	(2,664)	-	-
Balance as at December 31, 2013	$15,717	$13,793	$230,879	$2,380	$3,150	$333,731	$599,650

Accumulated amortization and impairment
Balance as at January 1, 2014	$10,891	$9,575	$132,766	$1,459	$-	$289,007	$443,698
Amortization for the period	700	1,409	12,220	348	-	8,095	22,772
Disposals	-	(202)	(419)	-	-	-	(621)
Balance as at September 30, 2014	$11,591	$10,782	$144,567	$1,807	$-	$297,102	$465,849

Balance as at January 1, 2013	$9,338	$7,634	$118,466	$994	$-	$147,168	$283,600
Amortization for the year	1,077	1,932	16,074	465	-	14,540	34,088
Impairment loss	1,192	-	-	-	-	127,299	128,491
Disposals	(716)	(81)	(2,761)	-	-	-	(3,558)
Transfer from assets held for sale	-	90	987	-	-	-	1,077
Balance as at December 31, 2013	$10,891	$9,575	$132,766	$1,459	$-	$289,007	$443,698

Carrying amounts
As at September 30, 2014	$4,167	$2,844	$89,168	$573	$4,001	$48,032	$148,785
As at December 31, 2013	$4,826	$4,218	$98,113	$921	$3,150	$44,724	$155,952

1Refers to leasehold improvements.

2Refers to Construction in progress.

Jaguar Mining Inc. | 10

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2014 and 2013

(Unaudited and tabular dollar amounts in thousands of US dollars, except per share amounts)

7.	Mineral exploration projects:

	Turmalina	Caeté	Gurupi	Pedra Branca	Total

Balance as at January 1, 2014	$-	$-	$67,494	$391	$67,885
Additions	2	129	468	14	613
Balance as at September 30, 2014	$2	$129	$67,962	$405	$68,498

Balance as at January 1, 2013	$-	$16,910	$67,126	$39	$84,075
Additions	82	4	368	352	806
Impairment loss	(82)	(16,914)	-	-	(16,996)
Balance as at December 31, 2013	$-	$-	$67,494	$391	$67,885

8.	Accounts payable and accrued liabilities:

	September 30,	December 31,
	2014	2013
Accounts payable (suppliers)	$8,681	$9,237
Accrued payroll	8,397	7,730
Interest payable	148	7,468
Others	364	216
Total accounts payable and accrued liabilities	$17,590	$24,651

9.	Notes payable:

	September 30, 2014	December 31, 2013
Bank indebtedness	$15,324	$15,667
Vale note	2,051	1,909
Renvest credit facility (c)	12,000	30,000
4.5% convertible notes (a)	-	165,000
5.5% convertible notes (b)	-	103,500
Notes payable - current portion	29,375	316,076

Bank indebtedness	-	183
Vale note	6,152	5,728
Renvest credit facility (c)	4,821	-
Notes payable - non-current portion	10,973	5,911

Total notes payable	$40,348	$321,987

a)	4.5% convertible notes:

On April 22, 2014, the Company had successfully implemented the CCAA Plan. The CCAA Plan resulted in the extinguishment of the obligations of the 4.5% convertible notes. Please refer to Note 2.

Jaguar Mining Inc. | 11

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2014 and 2013

(Unaudited and tabular dollar amounts in thousands of US dollars, except per share amounts)

b)	5.5% convertible notes:

On April 22, 2014, the Company had successfully implemented the CCAA Plan. The CCAA Plan resulted in the extinguishment of the obligations of the 5.5% convertible notes. Please refer to Note 2.

c)	Renvest Credit Facility:

The original Facility was in the amount of $30.0 million. As disclosed in Note 2, in connection with the implementation of the CCAA Plan, certain amendments were made to the Facility, including the division of the Facility into Facility A and B. The transaction costs related to these amendments totaled $1.0 million and were included in restructuring fees in the condensed interim consolidated statements of operations and comprehensive loss.

The features of Facility A and B are as follows:

Facility A:

This facility, in the amount of $5.0 million, includes a conversion feature whereby the holder can convert the debt into common shares of the Company at the greater of $200.0 million divided by the total number of fully diluted issued and outstanding common shares and Cdn$0.91. This conversion feature meets the accounting definition of a derivative instrument.

The Company performed a valuation of this feature to determine its fair value at inception and subsequently revalued it on September 30, 2014. As at September 30, 2014 there is $50,000 recorded as current liability ($nil as at December 31, 2013). The changes in the fair value for the quarter ended September 30, 2014, in the amount of $283,000 was recorded as a gain on conversion option embedded in convertible debt in the condensed interim consolidated statements of operations and comprehensive loss (September 30, 2013 - $nil).

The estimated fair value of the derivative liability is classified as level 2 and was determined using the Black-Scholes model, with the following assumptions:

Black-Scholes model	Assumptions
Remaining contractual life	1.25
Interest rate	11%
Volatililty	70%
Risk free rate	1.09%
Share price	$0.52
Conversion price	$1.79

The embedded derivative will be revalued and marked to market at each subsequent balance sheet date with the resulting difference being recorded as a gain or loss in the condensed interim consolidated statements of operations and comprehensive loss. The debt discount will be amortized over the life of the convertible debt using the effective interest method.

This facility bears interest at 11% per annum and matures on December 31, 2015.

Facility B:

This non-revolving facility is in the amount of $25.0 million. As described in Note 2, $10.0 million was repaid immediately and $400,000 of the $1.0 million of transaction costs was capitalized to the Facility. The Company performed a valuation of the debt to determine its fair value at inception. The debt discount will be amortized over the life of the debt using the effective interest method.

Jaguar Mining Inc. | 12

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2014 and 2013

(Unaudited and tabular dollar amounts in thousands of US dollars, except per share amounts)

This facility bears interest at 11% per annum, repayable $1.0 million plus accrued interest per month, commencing July 2014 and matures on December 31, 2015.

Security for Facility A and Facility B is provided by security agreements comprising all the Company’s and its subsidiaries’ present and future assets, the shares of the Company’s subsidiaries and loan guarantees by the Company’s subsidiaries. Facility A and Facility B require among other things that the Company adhere to specific financial covenants. As at September 30, 2014, the Company was in compliance with these covenants.

10.	Reclamation provision

	December 31, 2013	Additions (Reversals)	Accretion	Payments	Foreign exchange	September 30, 2014
Reclamation provision	$15,670	$(722)	$1,331	$(429)	$(716)	$15,134

Less: current portion	826					1,376
Non-current portion	$14,844					$13,758

The reclamation provisions relate to the cost to reclaim land that has been disturbed as a result of mining activity. The estimated future cash flows have been discounted using the Brazilian Selic rate of 10.9% and the inflation rate used to determine future expected cost ranges from 4.5% to 6.3% per annum.

11.	Other provisions and contingent liabilities:

Various legal, environmental, tax and regulatory matters are outstanding from time to time due to the nature of the Company’s operations. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur.

As at September 30, 2014, the Company has recognized a provision of $8.4 million (December 31, 2013 - $8.0 million) representing management’s best estimate of expenditures required to settle present obligations, as noted in the table below. The ultimate outcome or actual cost of settlement may vary materially from management estimates.

	December 31, 2013	Additions (Reversals)	Payments	Foreign exchange	September 30, 2014
Labour litigation	$5,156	$2,817	$(1,331)	$(340)	$6,302
Civil litigation	1,861	2	(396)	(86)	1,381
Other provisions	968	(228)	(44)	-	696
	$7,985	$2,591	$(1,771)	$(426)	$8,379

Jaguar Mining Inc. | 13

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2014 and 2013

(Unaudited and tabular dollar amounts in thousands of US dollars, except per share amounts)

12.	Capital stock:

a)	Common shares:

The Company is authorized to issue an unlimited number of commons shares. All issued shares are fully paid and have no par value. Changes in common shares for the nine months ended September 30, 2014 and 2013 are as follows:

		Number of shares	Amounts
Balance as at January 1, 2013		84,409,648	$370,043
Shares issued[1]		1,968,708	1,034
Balance as at September 30, 2013		86,378,356	$371,077

Balance as at January 1, 2014		86,396,356	$371,077
Share consolidation	Note 2	(85,396,429)	-
Balance as at April 22, 2014		999,927	$371,077
Shares issued for:	Note 2
In exchange for the Notes		19,000,000	13,388
Offering		70,955,797	50,000
Accrued interest		9,044,203	6,373
Backstop commitment		11,111,111	7,830
Issuance cost		-	(14,203)
Balance as at September 30, 2014		111,111,038	$434,465

1)	On January 14, 2013, 100,000 inducement shares, valued at $69,000, were granted to a new employee. On January 25, 2013, 570,919 shares, valued at $491,000, were granted to the Lender upon the initial drawdown of $5.0 million of the Facility. On June 26, 2013, 1,315,789 shares, valued at $474,000, were granted to the Lender upon the subsequent drawdown of $25.0 million of the Facility (Note 9(c)). These shares, together with all the other shares outstanding prior to April 22, 2014 were consolidated at a ratio of (1) post-consolidation common share for each 86.39636 pre-consolidation common shares (Note 2).

b)	Stock options:

In connection with the implementation of the CCAA Plan, equity based compensation arrangements existing immediately prior to the implementation of the CCAA Plan, including the stock options were cancelled.

On April 22, 2014 the Board approved a new 10% rolling stock option plan (the “New Stock Option Plan”), which was approved by disinterested shareholders of the Company at the Company's annual general meeting of shareholders (“AGM”), held on June 25, 2014.

Jaguar Mining Inc. | 14

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2014 and 2013

(Unaudited and tabular dollar amounts in thousands of US dollars, except per share amounts)

The following table shows the roll-forward and the stock options outstanding as at September 30, 2014:

Common Share Options	Number of options	Weighted Average Exercise Price (Cdn$)
Balance as at January 1, 2013	1,836,250	$2.52
Issued during the year	277,778	0.55
Options forfeited	(70,000)	6.28
Options expired	(440,000)	6.28
Balance as at September 30, 2013	1,604,028	$0.98

Balance as at January 1, 2014	1,604,028	$0.98
Options cancelled (CCAA plan implementation)	(1,604,028)	(0.98)
Issued during the period	1,994,735	1.35
Balance as at September 30, 2014	1,994,735	$1.35

The following table is a summary of stock options granted during the nine month period ended September 30, 2014, the fair values and the assumptions used in the Black-Scholes option pricing formula:

	Number of options	Exercise Price (Cdn$)	Dividend yield	Risk-free interest rate	Forfeiture rate	Expected life (years)	Volatility factor	Fair value
Stock options granted in 2014	1,994,735	$1.35	-	1.47%	0%	4	50%	$0.24

For the nine months ended September 30, 2014 the Company had recognized $461,000 in the condensed interim consolidated statements of operations and comprehensive loss (September 30, 2013 - $360,000).

c)	Deferred share units – “DSUs”:

On April 22, 2014 the board of directors of the Company approved a new deferred share unit plan (the “DSU Plan”), which was approved by disinterested shareholders of the Company at the Company's AGM in June 2014. The purpose of the DSU Plan is to assist the Company in the recruitment and retention of qualified persons to serve as employees of the Company and to align the interests of such employees with the long-term interests of the shareholders of the Company.

The Company has the option to settle the DSUs in cash or equity. The fair value of the DSUs is established based on market price of the Company’s share.

The following table shows the roll-forward and the DSUs outstanding as at September 30, 2014:

	Number of units	Weighted Average Exercise Price (Cdn$)
Balance as at January 1, 2013	163,392	$0.20
Issued during the period	-	-
Balance as at September 30, 2013	163,392	$0.20

Balance as at January 1, 2014	163,392	$0.06
Units cancelled (CCAA plan implementation)	(163,392)	0.06
Issued during the period	1,600,566	0.81
Balance as at September 30, 2014	1,600,566	$0.81

Jaguar Mining Inc. | 15

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2014 and 2013

(Unaudited and tabular dollar amounts in thousands of US dollars, except per share amounts)

For the nine months ended September 30, 2014 the Company had recognized $760,000 in the condensed interim consolidated statements of operations and comprehensive loss (September 30, 2013 - $116,000 recovery).

d)	Hedging reserve:

The hedging reserve represents hedging gains and losses recognized on the effective portion of cash flow hedges. The cumulative deferred gain or loss on the hedge is recognized in the condensed interim consolidated statements of operations when the hedged transaction impacts the condensed interim consolidated statements of operations, or is recognized as an adjustment to the cost of non-financial hedged items.

Included in the hedging reserve, in the condensed interim consolidated statements of changes in shareholders’ equity for the period is an unrealized gain of $48,000 (December 31, 2013 – unrealized gain of $508,000). An aggregate realized loss in the amount of $285,000 has been recorded in the statement of operations, as at September 30, 2014. The following are the outstanding contracts as at September 30, 2014:

Settlement Date	Ounces Hedged	Average US$ per ounce	Unrealized gain $
October 31, 2014	500	$1,313	$48

13)	Basic and diluted earnings per share:

Dollar amounts are in thousands. All share and per share data presented below reflect the impact of the share consolidation disclosed in Note 2.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
Numerator
Net income (loss) for the period	$(9,491)	$(13,192)	$221,393	$(82,835)
Adjustment
Convertible option Renvest Credit Facility	-	-	30	-
Net income (loss) for the purpose of diluted (loss) income per share	$(9,491)	$(13,192)	$221,423	$(82,835)
Denominator
Weighted average number of common shares outstanding - basic	111,111,038	999,927	65,937,021	989,461
Convertible option Renvest Credit Facility	-	-	1,646,734	-
Deferred share units	-	-	565,559	-
Weighted average number of common shares outstanding - diluted	111,111,038	999,927	68,149,314	989,461
Basic income (loss) per share	$(0.09)	$(13.19)	$3.36	$(83.72)
Diluted income (loss) per share	$(0.09)	$(13.19)	$3.25	$(83.72)

Jaguar Mining Inc. | 16

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2014 and 2013

(Unaudited and tabular dollar amounts in thousands of US dollars, except per share amounts)

The determination of the weighted average number of common shares outstanding for the calculation of diluted earnings per share does not include effect of the following options and convertible notes since they are anti-dilutive:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
Options	1,813,523	1,674,028	1,805,527	1,720,139
Deferred share units	848,567	-	-	-
Convertible option Renvest Credit Facility	2,792,288	-	-	-
Convertible notes	-	26,650,000	-	26,650,000
	5,454,378	28,324,028	1,805,527	28,370,139

14)	Production costs:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
Direct mining and processing cost	$(21,822)	$(20,322)	$(66,657)	$(62,015)
Royalty expense	(487)	(495)	(1,755)	(1,789)
CFEM Taxes	(286)	(321)	(907)	(1,054)
NRV adjustment	214	(29)	2,190	(2,153)
Other	69	716	206	(220)
Total cost of production	$(22,312)	$(20,451)	$(66,923)	$(67,231)

Depreciation	$(7,728)	$(8,135)	$(23,743)	$(24,235)

15)	Adjustment to legal provisions and VAT taxes:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
Legal provisions	$848	$769	$3,808	$4,763
Provision against recoverability of VAT and other taxes	(3,990)	-	774	-
Total adjustment to legal provisions and VAT taxes	$(3,142)	$769	$4,582	$4,763

Jaguar Mining Inc. | 17

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2014 and 2013

(Unaudited and tabular dollar amounts in thousands of US dollars, except per share amounts)

16)	Commitments:

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining undiscounted contractual maturities of the Company’s financial liabilities and other commitments:

As at September 30, 2014	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
Financial Liabilities
Accounts payable and accrued liabilities	$17,590	$-	$-	$-	$17,590

Notes payable					-
Principal	29,583	12,161	-	-	41,744
Interest	1,640	122	-	-	1,762
Other liabilities	70	-	-	-	70
Total financial liabilities	$48,883	$12,283	$-	$-	$61,166
Other Commitments
Operating lease agreements	$220	$121	$-	$-	$341
Suppliers' agreements					-
Mine operations[1]	1,003	-	-	-	1,003
Reclamation provisions[2]	1,381	5,740	889	12,335	20,345
Total other commitments	$2,604	$5,861	$889	$12,335	$21,689
Total	$51,487	$18,144	$889	$12,335	$82,855

1 The Company has the contractual right to cancel the mine operation contracts with 30 days advance notice. The amount included in the commitments table represents the contractual amount due within 30 days.

2 Reclamation provisions are not adjusted for inflation and are not discounted.

17)	Financial risk management and financial instruments:

The Company’s activities expose it to a variety of financial risks, including but not limited to: credit risk, liquidity risk, currency risk, interest rate risk and price risk. The condensed interim consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements; they should be read in connection with the Company’s annual financial statements as at December 31, 2013.

Below is the breakdown of the financial instruments loss (gain):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
Gain on debt extinguishment	$-	$-	$(265,566)	$-
Loss (gain) on derivatives	-	(57)	$-	$(536)
Gain on conversion option embedded in convertible debt	(287)	(213)	(296)	(4,377)
Total financial instruments gain	$(287)	$(270)	$(265,862)	$(4,913)

a)	Liquidity risk:

The Company had a working capital deficiency of $11.7 million and an accumulated deficit of $261.8 million as at September 30, 2014. On April 22, 2014 the Company successfully implemented the CCAA Plan. See Note 2 for further details.

The Company’s financial liabilities and other commitments are listed in Note 16.

Jaguar Mining Inc. | 18

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2014 and 2013

(Unaudited and tabular dollar amounts in thousands of US dollars, except per share amounts)

b)	Derivative financial instruments:

The Company assesses its financial instruments and non-financial contracts on a regular basis to determine the existence of any embedded derivatives which would be required to be accounted for separately at fair value and to ensure that any embedded derivatives are accounted for in accordance with the Company’s policy.

•	Forward sales contract:

See Note 12(d).

c)	Financial instruments:

The fair value of the following financial assets and liabilities approximate their carrying amounts due to the limited terms of these instruments:

a.	Cash and cash equivalents
b.	Other accounts receivable
c.	Accounts payable and accrued liabilities

The fair value of notes payable is disclosed below:

	September 30, 2014	December 31, 2013
Fair value of notes payable	$40,348	$53,487

Fair value estimation:

IFRS 7 Financial Instruments - Disclosures prescribes the following three-level fair value hierarchy for disclosure purposes based on the transparency of the inputs used to measure the fair values of financial assets and liabilities:

a. Level 1 – quoted prices (unadjusted) of identical instruments in active markets that the reporting entity has the ability to access at the measurement date.

b. Level 2 – inputs are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

c. Level 3 – one or more significant inputs used in a valuation technique that are unobservable for the instruments.

The fair value of the Company’s financial assets and financial liabilities that are measured at fair value on a recurring basis as at September 30, 2014 and December 31, 2013 are as follows:

	Level 1	Level 2	Level 3	Level 4
September 30, 2014
Derivative assets	$-	$48	$-	$-
Option component of Renvest Credit Facility	-	50	-	-
December 31, 2013
Derivative assets	$-	$508	$-	$-

Jaguar Mining Inc. | 19

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2014 and 2013

(Unaudited and tabular dollar amounts in thousands of US dollars, except per share amounts)

18)	Related party transactions:

The Company incurred legal fees from Azevedo Sette Advogados (“ASA”), a law firm whose partner is Luis Miraglia, a director of Jaguar. Fees paid to ASA are recorded at the exchange amount – being the amount agreed to by the parties and included in administration expenses in the statements of operations and comprehensive loss – and amount to $16,000 and $38,000 for the three and nine months ended September 30, 2014, respectively ($12,000 and $134,500 for the three and nine months ended September 30, 2013, respectively).

The Company incurred consulting expenses from Hermann Consulting Inc. (“Hermann”), a company owned by Fred Hermann, a former director of Jaguar. Fees paid to Hermann were recorded at the exchange amount – being the amount agreed to by the parties and included in administration expenses in the statements of operations and comprehensive loss – and amount to $nil and $93,000 for the three and nine months ended September 30, 2014, respectively ($114,000 and $221,000 for the three and nine months ended September 30, 2013, respectively).

Jaguar Mining Inc. | 20